Filed by Iridium Communications Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Iridium Communications Inc.

Commission File No.: 001-33963

The following communication is an excerpt of a transcript of a video of Matthew J. Desch, Chief Executive Officer of Iridium Communications Inc. (“Iridium”) circulated to employees of Iridium on August 13, 2026 in connection with the proposed acquisition of Iridium by Rocket Lab Corporation:

So, I've had a lot of questions about the Rocket Lab acquisition while I've been out here and that's totally appropriate. Just sort of a quick update on that. Regulatory filings are underway right now, which means a lot of paperwork and work towards approvals for licenses and that sort of thing. Thanks to our legal team and finance team who are bearing the really brunt of that activity. My thanks to all of them. There's just a lot of areas that you have to go through to get approvals for an acquisition, a major merger like this and those are proceeding on schedule right now. We're still expecting a mid-2027 close, though a lot of effort to see if we can possibly accelerate and drive that to close sooner. But for now, I think that's still a good timeline right now to shoot for. Of course, it's business as usual until then, though, we're starting to engage a little bit with the senior Rocket Lab team.

Last week, about 15 Rocket Lab execs traveled to Northern Virginia to interact with us over 2 days, to see our facilities at headquarters, the Aireon site and the SNOC. I think they were quite impressed with all the people and activities that they met. I would say this was mostly a get to know you kind of session. It was really early stages. We're not into any kind of detailed integration planning which would happen, really won't start for a couple months, but it was a chance for us to open lines of communication, talk about potential, get to understand, sort of, each other a little bit better. And I think it was a really successful meeting.

I would say the overlying theme is that we have a lot of opportunity in the future together and you know, as they like to say, it's 1 + 1 = 3. I think that we shared a lot of ideas about how we think we could continue to grow even faster than our current expectations are. And you know, they want to be a fully integrated space powerhouse. I think, you know, I think we see ourselves as a really important component of that. A platform on which to grow the “application space” as they would call it which, you know, combined with their really successful launch business and growing into the heavier lift platforms like the Neutron as well as their satellite capabilities - which are you know, growing in success as well - we think we can scale and accelerate the deployment of new services, which would drive growth really within and around the growth pillars we've talked about before. IoT and NTN Direct, and the success we've had as a leader in IoT and the satellite industry; the evolution of our very powerful PNT platform into more applications and services, including cyber security; the potential we both bring in terms of national security missions and expanding our  growing business there; and of course in aviation safety where we really believe we can differentiate ourselves with Aireon and with our communication capabilities.

So, we talked a bit about our respective cultures and the way we do things, and I think Rocket Lab better appreciates our business model as a supplier of services to the many partners. You know really our partner orientation, how important our growing partner base is to us, and to our growth plans. The reliability of our network and the importance we share in having the best network possible and the best services possible, and really many other things about us. I think we're also better understanding of their capabilities and expertise.  And think really the combination could be very, very powerful.

I'll say, we liked everyone we met. The Rocket Lab people, like us, are smart.  They're driven and they’re as passionate as we are really about the future and about the potential of our business in this industry. I think it was a great first get together and I look forward to getting to more detail about integration planning when it's appropriate, perhaps later this year.

So, I'm getting a lot of other great questions while I'm out here in Arizona and I welcome them. I'm glad to answer everything I can at this point and I look forward to providing more information and future Teams Talks as it becomes available. You know, I'm sensing a lot of excitement and support about this, which is appropriate. And you know, I've heard really the same thing from externally, from our partners and from the industry, and I'm looking forward to getting on with it. So anyway, as always, you’re welcome to send any specific questions you might have that we haven't answered and I look forward to a continued great 2026 and the potential of the future that we're driving right now.

Thanks for listening and have a good one. Take care.

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc. (“Iridium”). In connection with the proposed transaction, Rocket Lab has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the proxy statement of Iridium that will also constitute a prospectus of Rocket Lab, but which is not yet effective. When the proxy statement/prospectus is finalized, it will be sent to the stockholders of Iridium seeking their approval of certain transaction-related proposals. This communication is not a substitute for the proxy statement/prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

Rocket Lab may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec-filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus filed with the SEC on August 13, 2026. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab is included in the preliminary proxy statement/prospectus filed with the SEC on August 13, 2026. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based on Rocket Lab’s and Iridium’s current expectations, estimates and projections about the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Rocket Lab and Iridium, all of which are subject to change. In this context, forward-looking statements often address expected future events, including future business and financial performance and financial condition. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof, expectations regarding regulatory approvals, and intentions with respect to financing the transaction. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining stockholder and regulatory approvals and satisfying other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Iridium of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction on a timely basis or at all, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, the integration of the businesses of Rocket Lab and Iridium, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Rocket Lab’s and Iridium’s businesses; (iv) Rocket Lab’s and Iridium’s ability to implement their business strategies; (v) potential litigation relating to the proposed transaction that could be instituted against Rocket Lab, Iridium or their respective directors, managers, or officers, including the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction will harm Rocket Lab’s or Iridium’s businesses, including current plans and operations, or will otherwise divert management time from ongoing business operations on transaction-related issues; (vii) the ability of Rocket Lab or Iridium to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) fluctuations in, and uncertainty as to the long-term value of, Rocket Lab or Iridium common stock (including as relating to the risk that any announcements related to the proposed transaction could have adverse effects on the market price of such stock); (x) legislative, regulatory and economic developments affecting Rocket Lab’s and Iridium’s businesses, including actions by government agencies and third parties; (xi) general economic and market developments and conditions, potential changes to international trade relations, geopolitical conflicts and effects from global pandemics, epidemics, or other public health crises; (xii) the evolving legal, regulatory and tax regimes under which Rocket Lab and Iridium operate; (xiii) restrictions during the pendency of the proposed transaction that may impact Rocket Lab’s or Iridium’s ability to pursue certain business opportunities or strategic transactions; (xiv) unexpected costs, charges or expenses resulting from the proposed transaction; (xv) risks that any debt or other financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; and (xvi) the other risks and uncertainties, as described in the periodic reports that Rocket Lab and Iridium file with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Neither Rocket Lab nor Iridium assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Forward-looking statements included in this communication are made as of the date of this communication.